John Hancock

U.S. Wealth Management

601 Congress Street

Boston, MA  02210

(617) 663-3241

Fax: (617) 663-2197

E-Mail:   dbarr@jhancock.com

Name:     David D. Barr

July 23, 2009

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 02549

Attention: Brion R. Thompson, Esq.

Re:          John Hancock Funds III — John Hancock Rainier Growth Fund
File Nos. 333-160209 and 811-21777

John Hancock World Fund — John Hancock Health Sciences Fund
File Nos. 033-10722 and 811-04932

Dear Mr. Thompson:

We have received comments from the Staff of the Securities and Exchange Commission (the “SEC”) regarding the registration statement filed on Form N-14 for John Hancock Rainier Growth Fund (the “Acquiring Fund”), a series of John Hancock Funds III (the “Trust”).  The registration statement, filed on June 24, 2009, relates to the proposed reorganization of John Hancock Health Sciences Fund (the “Acquired Fund”), a series of John Hancock World Fund, with the Acquiring Fund (collectively referred to as the “Funds”).

In response to comments that we received from the Staff on July 16, 2009, we hereby respectfully submit the following responses.  We have, for the Staff’s convenience, repeated below the comments for which we are providing responses, followed immediately by the Trust’s response.  Defined terms have the same meanings as used by the Trust in the registration statement.

Proxy Statement/Prospectus:

Comment 1:

In the President’s Letter included in the registration statement, you state that:

“Broadly speaking, these advantages include becoming a shareholder in one larger fund with lower net operating expenses and greater potential to increase asset size and achieve economies of scale.  Further, Rainier Growth has produced stronger performance results than your fund three out of the last five years, and finally, shareholders will gain access to Rainier Growth’s investment process and the growth investing expertise of Rainier Investment Management, Inc.”

Please clarify that, although the Acquiring Fund will have lower net annual operating expenses, due to the effect of certain contractual fee and expense waivers, gross expenses for certain share classes will be higher.  Further clarify that, although the Acquiring Fund has had stronger performance results for three out of the last five years, the three- and five-year average annual total returns for the Acquired Fund are higher than that of the Acquiring Fund.

Response 1:

The requested change will be made.  We will revise the sentences to read as follows:

The reorganization will result in lower net annual operating expenses across all share classes, although certain classes will have higher gross expenses.  Further, Rainier Growth has produced stronger performance results, as of December 31, 2008, than your fund three out of the last five years, although your fund’s one- and five-year average annual total returns have been higher.  Finally, shareholders will gain access to Rainer Growth’s investment process and the growth investing expertise of Rainier Investment Management, Inc.

Comment 2:

                On page 4 under the Comparison of Funds’ Investment Objectives, Strategies and Policies section, for Principal investments distinguish the differences in the market capitalization ranges invested in by the Acquired Fund and Acquiring Fund.

Response 2:

                The Funds both invest primarily in large-capitalization companies.  The following disclosure for the Acquired Fund is revised as follows:

Although not a part of its stated principal investment strategies, since January 2009 Health Sciences has invested approximately 80% of its securities in large U.S. and foreign companies, with a market capitalization of at least $3 billion, that derive more than half of their revenues from health sciences related activities or commit more than half of their assets to these activities.

Comment 3:

                On page 11 under the Comparison of Investment Risks section, for Medium and Smaller Company Risk confirm if this risk should be the same for both Funds or because of the market capitalization ranges the Funds invest in should it only be applicable to the Acquired Fund.

Response 3:

                As each Fund is able to invest at least 20% (more in the case of the Acquired Fund), of its net assets in small to medium capitalized companies, Medium and Smaller Company Risk should apply to both Funds.

Comment 4:

                On page 11 under the Comparison of Investment Risks section, for Equity Securities Risk confirm that both Funds can invest in preferred and convertible preferred stocks.

Response 4:

                As a principal investment strategy the Funds do not invest in preferred and convertible preferred stocks.  The Equity securities disclosure under Comparison of Funds’ Investment Objective, Strategies and Policies will be revised to reflect the following for the Funds:

                                Each fund may invest in common stock and depository receipts.

                Under the Comparison of Investment Risks section, the Funds’ Equity Securities Risk disclosure will be revised as follows:

The value of a company’s equity securities is subject to changes in the company’s financial condition and overall market and economic conditions.

Comment 4:

                On page 11 under the Comparison of Investment Risks section, for Industry and Sector Risk confirm that the Acquired Fund is not permitted to concentrate in a particular industry and revise the disclosure accordingly.  Further, confirm that the Acquiring Fund should have Industry and Sector Risk disclosed.

Response 4:

                The Acquired Fund is not permitted to concentrate in a particular industry.  The disclosure for the Acquired Fund is revised as follows:

Because Health Sciences focuses on the health sciences sector, this fund is more susceptible to sector risk.

The Acquiring Fund should not have Industry and Sector Risk because it does not focus or concentrate in a particular sector or industry.  The disclosure for the Acquiring Fund will be replaced with “Not applicable.”

Comment 5:

                On page 13 under the Reasons for the Proposed Reorganization section, for the fourth item confirm if the Reorganization is providing the shareholders with a fund that is “utilizing substantially similar investment policies.”

Response 5:

                The fourth item under Reasons for the Proposes Reorganization is revised as follows:

Fourth, based on Rainier Growth’s stronger performance record, management believes that Rainier Growth has greater growth potential than Health Sciences.  Management believes that it is unlikely that Health Sciences’ performance record will improve in a reasonable amount of time.

Management believes that the Reorganization would permit your fund’s shareholders to pursue a similar investment objective in a larger fund. Each fund focuses on providing long-term growth of capital.

Comment 6:

                On page 17 under the Additional Terms of the Agreement and Plan of Reorganization section, disclose the total amount of the reorganization costs and assessment by the Acquired Fund’s Board of Trustees that the costs are reasonable.

Response 6:

                The disclosure regarding Expenses of the Reorganization is revised as follows:

Expenses of the Reorganization. The Acquired Fund will pay the costs, approximately $147,000, incurred in connection with the Reorganization.  The Acquired Fund’s Board has reviewed the costs of the Reorganization and approved it.  JHA will pay these costs if the Reorganization is not consummated.

Comment 7:

                On page 18 under the Capitalization section, in the capitalization table disclose the share adjustment amounts as a result of the Reorganization costs.

Response 7:

                The capitalization table has been revised as follows:

Funds	Net Assets	Share Class	NAV	Shares Outstanding
Health Sciences (Acquired Fund)	$75,786,946 $15,282,487 $5,719,602	Class A	$24.25	3,130,127
		Class B	$20.25	755,712
		Class C	$20.26	282,765
Rainier Growth (Acquiring Fund)	$223,316,393 $28,196,362 $16,273,852	Class A	$14.42	15,485,899
		Class B	$14.34	1,965,921
		Class C	$14.34	1,134,763
Reduction in net assets to reflect the estimated expenses of the Reorganization and increase in outstanding shares relative to net asset value upon the Reorganization.	$(115,102) $(23,211) $(8,687)	Class A	$24.21	2,125,556
		Class B	$20.22	310,012
		Class C	$20.23	116,091
Rainier Growth (Acquiring Fund) (pro forma assuming Reorganization with Health Sciences)	$299,103,339 $43,478,849 $21,993,454	Class A	$14.42	20,741,582
		Class B	$14.34	3,031,645
		Class C	$14.34	1,533,619

Statement of Additional Information (“SAI”):

Comment 8:

                On page 5 under the Pro Forma Financial Information section, disclose the percentage of the Acquired Fund assets that will be sold to comply with the investment strategy of the Acquiring Fund.

Response 8:

                The statement is revised as follows:

Approximately 75% of the securities held by the Acquired Fund are expected to be sold in connection with the merger, including for the purpose of complying with the investment polices or limitations of the Acquiring Fund.

General Comments and Responses Thereto

It was requested that the Trust provide the following representations in its response to comments:

In connection with these filings, the Trust acknowledges that:

1.             The Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

2.             Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filings; and

3.             The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

The Fund intends to file a definitive copy of the prospectus/proxy statement reflecting the above responses to the Staff’s comments as soon as practicable following effectiveness of the registration statement on July 24, 2009.  Thank you for your prompt attention to these matters.  If you have any questions, please call me at (617) 663-3241.

Sincerely,

/s/ David D. Barr

David D. Barr

Assistant Secretary